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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A5
                                (AMENDMENT NO. 5)


                    Under the Securities Exchange Act of 1934

                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    00760B105


                                 (CUSIP Number)

                                Robert D. Denious
                                4000 Town Center
                                    Suite 530
                              Southfield, MI 48075
                               Tel: (248) 213-2200


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 27, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             QUESTOR PARTNERS FUND II, L.P.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   /X/
                                                                       (b)   / /

3              SEC USE ONLY                                                  / /

4              SOURCE OF FUNDS*
                     00

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

               7     SOLE VOTING POWER
NUMBER OF
                                 57,431,475.22
SHARES         8     SHARED VOTING POWER

BENEFICIALLY                     38,898,098.20

OWNED BY       9     SOLE DISPOSITIVE POWER

EACH                             57,431,475.22

REPORTING      10    SHARED DISPOSITIVE POWER

PERSON WITH                      38,898,098.20

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                 96,329,573.42
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 76.1%

14             TYPE OF REPORTING PERSON*
                                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /

3              SEC USE ONLY                                                 / /

4              SOURCE OF FUNDS*
                     00

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

NUMBER OF      7     SOLE VOTING POWER

SHARES                           2,223,146.16

BENEFICIALLY   8     SHARED VOTING POWER

OWNED BY                         94,106,427.26

EACH           9     SOLE DISPOSITIVE POWER

REPORTING                        2,223,146.16

PERSON WITH    10    SHARED DISPOSITIVE POWER

                                 94,106,427.26

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                 96,329,573.42

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 76.1%

14             TYPE OF REPORTING PERSON*
                                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                       2
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /

3              SEC USE ONLY                                                  / /

4              SOURCE OF FUNDS*
                     00

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

NUMBER OF      7     SOLE VOTING POWER
                                 894,773.04
SHARES
               8     SHARED VOTING POWER
BENEFICIALLY                     95,434,800.38

OWNED BY       9     SOLE DISPOSITIVE POWER
                                 894,773.04
EACH
               10    SHARED DISPOSITIVE POWER
REPORTING                        95,434,800.38

PERSON WITH

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                 96,329,573.42

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 76.1%

14             TYPE OF REPORTING PERSON*
                                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and supplemented by adding the following thereto:

         The principal offices of Questor Management and the business address of Mr. Alix, Mr. Rueckel, Mr. Shields and Mr. Wathen are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The purchases of Common Stock described in Item 4 were made using cash funds provided by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Filing Persons").

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following thereto:

         The Filing Persons made the Recent Purchase (as hereinafter defined) for the purpose of increasing their investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (a) is hereby amended and restated in its entirety as follows:

         (a) As of January 4, 2002, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 57,466,036 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate, (ii) 294,856.42 shares of Common Stock issuable upon conversion of the 7,002.84 shares of Series E Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series E Certificate, (iii) 2,788,502 shares of Common Stock and (iv) 35,780,179 shares of Common Stock beneficially owned by Thayer as of such date (Thayer's ownership being based on advice received from Thayer).

         Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 54,539,078 shares of Common Stock as of January 4, 2002. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 2,084,527 shares of Common Stock as of January 4, 2002. Questor 3(c)(1) is the direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 842,431 shares of Common Stock as of January 4, 2002.


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         Questor Partners II is the direct beneficial owner of 6,569.13 shares of the Series E Preferred, which are convertible into 276,595.12 shares of Common Stock as of January 4, 2002. Questor SBS II is the direct beneficial owner of 314.83 shares of Series E Preferred, which are convertible into 13,255.92 shares of Common Stock as of January 4, 2002. Questor 3(c)(1) is the direct beneficial owner of 118.88 shares of Series E Preferred, which are convertible into 5,005.38 shares of Common Stock as of January 4, 2002.

         Questor Partners II is the direct beneficial owner of 2,615,802.10 shares of Common Stock as of January 4, 2002. Questor SBS II is the direct beneficial owner of 125,363.24 shares of Common Stock as of January 4, 2002. Questor 3(c)(1) is the direct beneficial owner of 47,336.66 shares of Common Stock as of January 4, 2002.

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price in effect at the time of conversion (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of January 10, 2002, the Conversion Price was approximately $0.990. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 57,466,036 as of January 10, 2002. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 59,243,810 as of January 10, 2002. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Company's Report on Form 10-Q for the quarter ended September 30, 2001, the Questor Entities and the Questor Directors may be deemed to own beneficially 76.1% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

         Item 5(c) is hereby amended and supplemented by adding the following thereto:

         On December 27, 2001, the Filing Persons purchased (the "Recent Purchase") 2,788,502 shares of Common Stock at a per share purchase price of $0.17 (or an aggregate purchase price of $474,045.34) and 7,002.84 shares of Series E Preferred Stock, par value $0.01 per share (the "Series E Preferred"), of the Company at a per share purchase price of approximately $7.16 (or an


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aggregate purchase price of $50,125.59) in a private transaction directly from
ITC Services Company ("ITC").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following thereto:

         The Stock Transfer Letter, dated December 27, 2001, between ITC and Questor Management Company, LLC, on behalf of itself and various Questor funds that will acquire the Shares (as defined therein), sets forth certain terms and conditions of the Recent Purchase.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1.  Joint Filing Agreement.

         2.  Stock Transfer Letter


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2002
                                 QUESTOR PARTNERS FUND II, L.P.
                                 a Delaware limited partnership

                                 By: Questor General Partner II, L.P.
                                      its General Partner
                                 By: Questor Principals II, Inc.
                                      its General Partner

                                 By:      /s/ Robert D. Denious
                                     -------------------------------------------



                                 QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                 a Delaware limited partnership

                                 By:  Questor Principals II, Inc.

                                 By:      /s/ Robert D. Denious
                                     -------------------------------------------



                                 QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                                 By: Questor Principals II, Inc.

                                 By:      /s/ Robert D. Denious
                                     -------------------------------------------


                                       7
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                                INDEX OF EXHIBITS


1. Joint Filing Agreement.

2. Stock Transfer Letter


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